

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136**



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2014 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri

February 6, 2015

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	September 30	
	2013	2014
Investments in Master Trust (Note 8), at fair value	$2,732,162,739	2,875,683,986
Employer contributions receivable	740,375	145,430
Participant contributions receivable	2,158,927	588,704
Loans receivable from participants in Master Trust	28,561,517	30,060,286
Net assets available for benefits before adjustments	2,763,623,558	2,906,478,406
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,638,283)	-
Net assets available for benefits	$2,759,985,275	2,906,478,406

See accompanying Notes to Financial Statements

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30	
	2013	2014
Interest in Master Trust investment appreciation, net (Note 8)	$ 420,836,348	225,110,039
Interest income, participant loans	1,123,110	1,184,291
Transfers to other plans, net (Note 4)	(6,520,077)	(22,235,896)
Participant contributions	112,217,268	115,823,272
Rollover contributions	7,854,984	10,422,004
Employer contributions	30,694,704	32,678,799
Benefits paid to participants	(168,971,025)	(216,489,378)
Increase in net assets available for benefits	397,235,312	146,493,131
Net assets available for benefits, beginning of year	2,362,749,963	2,759,985,275
Net assets available for benefits, end of year	$2,759,985,275	2,906,478,406

See accompanying Notes to Financial Statements

Notes to Financial Statements

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. (Emerson or the Company) Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a Company business unit which participates in the Plan is eligible to participate. New employees are automatically enrolled in the Plan unless they choose not to contribute and opt-out within 45 days of their hire date. At September 30, 2014, there were 20,445 employees participating in the Plan.

Participant Accounts

The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company matching contributions, and any dividends, investment earnings or losses.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pretax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA and Plan limitations. New employees automatically enrolled in the Plan are done so with an election of 6% of pretax income contributed to an age appropriate Vanguard Target Retirement Trust.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $1,596,536 and $2,806,303 were used to reduce Company contributions in 2014 and 2013, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $660,768 and $1,236,041 as of September 30, 2014 and 2013, respectively.

Vesting

Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, matching contributions vest when made. All amounts fully vest upon retirement, or due to death, total and permanent disability, or termination of the Plan.

Investment Options

Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other investment fund, as permitted by Plan and fund policies. Transfers are made in 1% increments. Certain restrictions exist on transfers into or out of the Emerson Common Stock Fund by the Company's executive officers. A maximum of six transfers may be made per quarter. No advance notice is required for transfers.

Available mutual fund investments as of September 30, 2014 included the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund, Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard Institutional Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; fixed income and fixed income index funds investing in a diversified portfolio of bonds – PIMCO Total Return Fund, Vanguard Short-Term Bond Index Fund and Vanguard Total Bond Market Index Fund. Collective funds and trusts, which are private, include the following: equity funds investing primarily in common stocks – Capital Group U.S. and International Equity Funds; balanced trusts investing in a mix of stocks, bonds and cash – The Vanguard Target Retirement Trusts ranging from 2010 to 2060 and the Vanguard Target Retirement Income Trust. Participants may also invest in the JP Morgan 100% U.S. Treasury Securities Money Market Fund and the Emerson Common Stock Fund. All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

The Emerson Stable Value Fund was closed and eliminated from the Plan on December 31, 2013, with participant balances transferred to the date-specific Vanguard Target Retirement trust closest to the year in which the participant will reach age 65. The Loomis Sayles Core Plus Fixed Income Trust was added on December 10, 2014. The PIMCO Total Return Fund was closed and eliminated from the Plan on January 8, 2015, with participant balances transferred to the Loomis Sayles Core Plus Fixed Income Trust.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Interest rates on loans outstanding at September 30, 2014, which includes loans transferred from other plans and loans deemed distributed per ERISA, vary between 4.25% and 10.5%. Loans are secured by the balance in the participant's account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Loans are not made to participants who already have a loan outstanding. Participant loans are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent loans are deemed to be distributed for IRS Form 5500 reporting.

Benefit Payments

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Participants may elect to receive lump sum distributions entirely in cash, or in a combination of cash and shares of Emerson common stock. Distribution of vested account balances of at least $5,000 may be deferred by retired employees until age 70½, at which time required minimum distributions under ERISA must begin.

Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period.

Actively-employed participants may request, subject to approval, a withdrawal of all or a portion of their pretax contributions subject to demonstration of substantial financial hardship.

Notes to Financial Statements

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment Valuation and Income Recognition

See Notes 8 and 10 regarding investments in the Master Trust.

Risks and Uncertainties

The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Operating Expenses

Administrative expenses necessary for the operation and management of the Plan are shared by the Company and Plan participants. The Company has not paid transaction costs for brokerage commissions for the Emerson Common Stock Fund, or investment management fees and expenses charged directly against the investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the accuracy of estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated September 17, 2013, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2013 letter. The Plan administrator and the Plan tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2014, there are no uncertain tax positions.

(4) TRANSFERS TO OR FROM OTHER PLANS

During 2014, net assets of $41,657,566 were transferred into the Plan due to the acquisition of the remaining noncontrolling interest in Appleton Group (formally EGS Electrical Group). Net assets of $67,073,948 were transferred out of the Plan due to the 2014 divestiture of Embedded Computing & Power.

During 2013, net assets of $7,411,679 were transferred out of the Plan due to the 2012 divestiture of Knaack.

In 2014 and 2013, certain participant accounts were transferred to or from other Company or third-party benefit plans, as those participants transferred from one Company business unit to another.

(5) PARTIES-IN-INTEREST

Certain investments in the Master Trust, including some mutual funds and collective funds, are managed by Vanguard, the Plan's trustee and recordkeeper. Additionally, the Company is the Plan sponsor and Emerson common stock is an investment option. These transactions qualify as "party-in-interest" transactions and are allowed under ERISA regulations.

(6) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan's IRS Form 5500.

	September 30	
	2013	2014
Net Assets Available for Benefits per the financial statements	$2,759,985,275	2,906,478,406
Participant loans deemed distributed, end of year	(538,042)	(518,481)
Net amount allocated to withdrawing participants	-	(21,891)
Net Assets Available for Benefits per IRS Form 5500	$2,759,447,233	2,905,938,034

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan's IRS Form 5500.

	Year Ended September 30	
	2013	2014
Benefits paid to participants per the financial statements	$168,971,025	216,489,378
Participant loans deemed distributed, beginning of year	(528,252)	(538,042)
Net amount allocated to withdrawing participants	(1,853)	21,891
Participant loans deemed distributed, end of year	538,042	518,481
Benefits paid to participants per IRS Form 5500	$168,978,962	216,491,708

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2014 and 2013.

(8) MASTER TRUST

All of the Plan's investments are held in the Master Trust. All Plan income or loss is derived from Master Trust investment appreciation or depreciation.

Each participating plan's interest in the assets of the Master Trust is based on participant account balances. Additionally, loans to Plan participants are included in the Master Trust. At September 30, 2014 and 2013, the Plan's interest in the net assets of the Master Trust was approximately 60% and 61%, respectively. Master Trust investment income and expenses are allocated to participating plans based on respective balances.

The Plan's investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Shares of collective funds are valued from either broker/dealer quotation or market-observed pricing for the underlying assets held. There are no restrictions on the redemption of these investments. Fair values of contracts with insurance companies were determined by discounting the future cash flows expected to be received from the contracts, determined based on market-derived yields for instruments with similar duration and issuer credit rating. The cost basis of investments held under the Plan is determined using the average cost method of accounting. The Company has no unfunded commitments related to these assets.

The Stable Value Fund, which closed December 31, 2013, included investment contracts with insurance companies known as synthetic guaranteed investment contracts ("synthetic GICs"). Synthetic GICs were designed to preserve principal, provide a stable rate of interest, and ensure that participant initiated withdrawals would be paid at contract value. For the year ended September 30, 2013, the weighted average yield for the Stable Value Fund was 3.46%, and net of fees, 3.36%. The Statement of Net Assets Available for Benefits at September 30, 2013 presents the fair value of synthetic GICs plus an adjustment of the fair value to contract value. Contract value represents contributions plus earnings, less Plan withdrawals and administrative expenses.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Notes to Financial Statements

The following table presents the fair values of all investments in the Master Trust.

	September 30	
	2013	2014
Mutual funds:		
Equity funds	$ 680,096,070	764,928,287
Equity index funds	549,103,355	667,829,150
Balanced index funds	995,502,801	-
Fixed income funds	165,268,619	158,892,710
Fixed income index funds	93,757,852	160,405,900
Total mutual funds	2,483,728,697	1,752,056,047
Collective funds and trusts:		
Balanced index trusts	-	1,912,004,100
Equity funds	221,573,198	224,501,665
Total collective funds and trusts	221,573,198	2,136,505,765
Emerson Common Stock Fund	717,556,068	686,835,739
Money market funds	665,002,881	130,502,451
Contracts with insurance companies	332,476,188	-
Total Master Trust investments at fair value	$4,420,337,032	4,705,900,002
Plan's share of Master Trust investments at fair value	$2,732,162,739	2,875,683,986

The decrease in mutual balanced index funds and increase in collective balanced index trusts from 2013 to 2014 is primarily due to the administrative structure of the various Vanguard Target Retirement Funds being changed from mutual funds in 2013 to collective trusts in 2014. This change resulted in lower investment management fees, but otherwise had no effect on investment objectives or approach. Additionally, the decrease in money market funds and contracts with insurance companies is due to the closing of the Stable Value Fund in December 2013 and the subsequent transfer of the related assets into collective balanced index trusts.

Investment income for the entire Master Trust follows.

	Year Ended September 30	
	2013	2014
Net appreciation of mutual funds	$ 346,367,558	249,256,433
Net appreciation (depreciation) of Emerson common stock	214,940,048	(3,143,772)
Net appreciation of collective funds	44,235,800	118,711,276
Interest	32,843,720	6,216,951
Total Master Trust investment income	$ 638,387,126	371,040,888
Plan's share of Master Trust investment income	$ 420,836,348	225,110,039

Notes to Financial Statements

(9) EMERSON COMMON STOCK FUND

A portion of the Company's matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. Information about net assets and changes in net assets relating to the Emerson Common Stock Fund follows.

	September 30	
	2013	2014
Net assets: Emerson common stock	$521,787,095	496,776,116

	Year Ended September 30	
	2013	2014
Changes in net assets:		
Realized gains, net	$ 18,639,243	2,797,864
Unrealized appreciation (depreciation), net	124,468,498	(18,396,863)
Dividends received	14,117,062	13,619,549
Transfers to other funds	(84,825,530)	(22,149,620)
Loan repayments	2,693,811	2,410,830
Transfers (to) from other plans	138,290	(3,743,574)
Participant contributions	10,880,613	10,437,309
Rollover contributions	205,302	170,799
Employer contributions	17,922,242	19,853,935
Benefits paid to participants	(27,572,883)	(30,011,208)
Net change in Emerson Common Stock Fund	$ 76,666,648	(25,010,979)

(10) FAIR VALUE MEASUREMENTS

Under Accounting Standards Codification (ASC) 820 *Fair Value Measurement,* a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.

Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy. The changes in asset categories discussed in Note 8 resulted in the reclassification of the related amounts from Level 1 to Level 2 in the fair value hierarchy.

	September 30, 2014		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 764,928,287	-	764,928,287
Equity index funds	667,829,150	-	667,829,150
Fixed income funds	158,892,710	-	158,892,710
Fixed income index funds	160,405,900	-	160,405,900
Total mutual funds	1,752,056,047	-	1,752,056,047
Collective funds and trusts:			
Balanced index trusts	-	1,912,004,100	1,912,004,100
Equity funds	-	224,501,665	224,501,665
Total collective funds and trusts	-	2,136,505,765	2,136,505,765
Emerson Common Stock Fund	686,835,739	-	686,835,739
Money market funds	130,502,451	-	130,502,451
Investments at fair value	$2,569,394,237	2,136,505,765	4,705,900,002

	September 30, 2013		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 680,096,070	-	680,096,070
Equity index funds	549,103,355	-	549,103,355
Balanced index funds	995,502,801	-	995,502,801
Fixed income funds	165,268,619	-	165,268,619
Fixed income index funds	93,757,852	-	93,757,852
Total mutual funds	2,483,728,697	-	2,483,728,697
Collective equity funds	-	221,573,198	221,573,198
Emerson Common Stock Fund	717,556,068	-	717,556,068
Money market funds	665,002,881	-	665,002,881
Contracts with insurance companies	-	332,476,188	332,476,188
Investments at fair value	$3,866,287,646	554,049,386	4,420,337,032

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: 
Richard J. Schlueter, on behalf of the
Management Review Committee

Date: February 6, 2015

Exhibit 1

EMERSON ELECTRIC CO. EMPLOYEE SAVINGS INVESTMENT PLAN

Schedule of Assets Held for Investment Purpose at End of Year – Attachment for IRS Form 5500, Schedule H, Line 4i
As of September 30, 2014

Emerson Electric Co. Employee Savings Investment Plan

	Identity of Issue	Investment Type	Cost***	Current Value
*	Participant Loan Fund	Interest Rate Range: 4.25% - 10.0%**		$29,541,805

* Party in Interest
** Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
*** Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We consent to the incorporation by reference in the registration statement (No. 333-154361) on Form S-8 of Emerson Electric Co. of our report dated February 6, 2015 with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2014 which report appears in the September 30, 2014 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
February 6, 2015